SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN FEBRUARY 18, 2003 AND APRIL 8, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934). Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated April 3, 2003 chinadotcom Unit Completes Acquisition of Newpalm

1.2	Press Release dated April 1, 2003 CDC Software PowerHRP and PFW Products Selected by Starwood for its Newly Opened Hotel in China

1.3	Press Release dated March 21, 2003 CDC Software Takes Action To Secure Asset-Based Senior Loan

1.4	Press Release dated March 21, 2003 chinadotcom e-Solutions Arm Beats Targets with Hong Kong Arts Festival 2003

1.5	Press Release dated March 18, 2003 chinadotcom Unit Signs a Definitive Agreement to Acquire a Profitable and Leading Mobile Application Developer in China

1.6	Press Release dated March 12, 2003 CDC Software HRP Product Selected by Unilever in China

1.7	Press Release dated March 4, 2003 CDC Software Agrees to Enter Strategic Partnership with an International Business Intelligence Software Vendor

1.8	Press Release dated February 28, 2003 CDC Software Named a “Microsoft Golden Solution Partner” In China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2003
CHINADOTCOM CORPORATION

	By:	/s/ Steven Chan
Steven Chan Company Secretary

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated April 3, 2003 chinadotcom Unit Completes Acquisition of Newpalm

1.2	Press Release dated April 1, 2003 CDC Software PowerHRP and PFW Products Selected by Starwood for its Newly Opened Hotel in China

1.3	Press Release dated March 21, 2003 CDC Software Takes Action To Secure Asset-Based Senior Loan

1.4	Press Release dated March 21, 2003 chinadotcom e-Solutions Arm Beats Targets with Hong Kong Arts Festival 2003

1.5	Press Release dated March 18, 2003 chinadotcom Unit Signs a Definitive Agreement to Acquire a Profitable and Leading Mobile Application Developer in China

1.6	Press Release dated March 12, 2003 CDC Software HRP Product Selected by Unilever in China

1.7	Press Release dated March 4, 2003 CDC Software Agrees to Enter Strategic Partnership with an International Business Intelligence Software Vendor

1.8	Press Release dated February 28, 2003 CDC Software Named a “Microsoft Golden Solution Partner” In China